UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT: JULY 31, 2008
Commission File Number 001-33373

CAPITAL PRODUCT PARTNERS L.P.
(Translation of registrant’s name into English)

3 IASSONOS STREET
PIRAEUS, 18537 GREECE

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	☐	No	☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a press release of Capital Product Partners L.P., dated July 31, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,

By:	Capital GP L.L.C., its general partner

/s/ Ioannis E. Lazaridis
	Name:	Ioannis E. Lazaridis
	Title:	Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated:  July 31, 2008

Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES STRONG SECOND
QUARTER FINANCIAL RESULTS

Athens, Greece — July 31, 2008 — Capital Product Partners L.P. (Nasdaq: CPLP), an international owner of modern double-hull tankers, today released its financial results for the second quarter ended June 30, 2008.

Net income for the quarter was $12.6 million. The reported results reflect the consolidation of M/T Aristofanis, which was acquired on April 30, 2008 for the full quarter, as the transaction was between two entities under common control.

If M/T Aristofanis had not been consolidated for the period it was not owned by the Partnership, net income would have been $12.9 million. This translates to earnings of $0.50 per limited partnership unit, which is 43% higher than the $0.35 in the first quarter of 2008 and 2.3 times higher than the $0.22 per unit in the second quarter of 2007. Both increases were driven by the higher number of vessels in our fleet and growth in profit sharing revenues.

The Partnership generated an operating surplus for the quarter of $15.7 million, up 54% both from the first quarter of 2008 as well as the second quarter of 2007. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. (Please see Appendix A for a reconciliation of this non-GAAP measure to net income.)

Gross revenues for the second quarter were $32.0 million, of which $4.5 million were profit sharing revenues, reflecting buoyant spot rates in both the MR product tanker market and the Suezmax crude oil tanker market. Total operating expenses were $13.7 million, including $6.3 million in fees for the commercial and technical management of the fleet paid to a subsidiary of Capital Maritime & Trading Corp. (Capital Maritime), the Partnership’s sponsor, $5.9 million in depreciation expense, and $0.7 million in general and administrative expenses. Net interest expense and finance cost for the quarter was $5.7 million.

Ioannis Lazaridis, Chief Executive Officer and Chief Financial Officer of Capital Product Partners’ general partner, said, “We are very pleased with the strong second quarter results, driven by our ongoing fleet expansion as well as our profit sharing strategy which enabled us to take advantage of the rising spot markets in the second quarter. In addition, we continue to benefit from our 5-year fixed-rate management agreement with a subsidiary of Capital Maritime.”

The clean product market improved significantly in the second quarter compared to the first quarter supported by a very strong transatlantic market, which was followed by a substantial re-bound in the Eastern market. The market benefited from the exports of diesel from the US as demand in Europe increased, as well as from seasonal increase in US gasoline imports.  Further, time charter activity in the product tanker sector regained momentum while asset prices continued to rise. Spot earnings for Suezmax tankers averaged close to a 10-year record high for the quarter on the back of a tight demand and supply balance of tonnage.

The Partnership’s long-term debt as of June 30, 2008 was $428 million and partners’ equity was $198 million. The balance sheet remains strong, with a modest debt level relative to the market value of the vessels.  On June 17, 2008 the Partnership took delivery of its 17th product tanker, M/T Aristotelis II. Following the $48 million acquisition, wholly funded by debt, the Partnership’s remaining undrawn capacity under its credit facilities stands at approximately $292 million. The Partnership also intends to fund with debt the contracted acquisition of M/T Aris II, scheduled for delivery in August 2008.

The Board of Directors of the Partnership has declared a cash distribution for the second quarter of $0.41 per unit, an increase from the previous cash distribution of $0.40 per unit, and 9 percent higher than the Partnership’s minimum quarterly distribution. The cash distribution will be paid on August 15, 2008, to unit holders of record on August 6, 2008.

Capital Maritime currently owns a large number of modern tankers of different sizes. The Partnership has a right of first refusal on six MR product tankers from Capital Maritime if medium- to long-term charters are arranged for them.

Mr. Lazaridis concluded, “So far this year, Capital Product Partners has made excellent strategic progress. In 2008, we have taken delivery of two newbuilding MR tankers contracted prior to our offering and have completed the acquisition of two additional tankers from our sponsor, Capital Maritime, that are expected to add approximately $0.08 per unit to our annual operating surplus. In addition, we secured earlier in 2008 a new $350 million 5-year non-amortizing credit facility, which will enable us to continue to fund accretive transactions over the coming years. With our modern, high-quality fleet and unique relationship with our sponsor, Capital Product Partners is well-positioned to capitalize on the tanker industry’s long-term growth dynamics and to deliver continued steady growth in cash distributions to our unit holders.”

On July 25, 2008 the Partnership held its first Annual General Meeting at which Robert P. Curt was re-elected as a Class I Director until the 2011 Annual Meeting of Limited Partners. No other action was taken at the meeting.

Capital Product Partners will host a conference call to discuss its results today at 10:00 a.m. Eastern Time.  The public is invited to listen to the conference call by dialing +1 718-354-1388 (US and Canada), or +1 888-935-4577 (international); reference number 9262240.  Participants should dial in 10 minutes prior to the start of the call. The slide presentation accompanying the conference call will be available on the Partnership’s website at http://www.capitalpplp.com.  An audio webcast of the conference call will also be accessible on the website. The relevant links will be found in the Investor Relations section of the website.

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq:CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. Capital Product Partners L.P. owns 17 vessels, including 14 modern MR tankers, two small product tankers and one Suezmax crude oil tanker and intends to purchase one additional product tanker from Capital Maritime & Trading Corp. in August. All 18 vessels are under medium to long-term charters to BP Shipping Limited, Morgan Stanley Capital Group Inc., Overseas Shipholding Group, Shell International Trading & Shipping Company Ltd., and Trafigura Beheer B.V.

Forward Looking Statement:

The statements in this press release that are not historical facts, including statements regarding expected delivery of vessels and funding of newbuildings and the estimated accretion of the dropdowns, may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contacts:

Capital GP L.L.C.
Ioannis Lazaridis, Chief Executive Officer and Chief Financial Officer
+30 (210) 4584 950
i.lazaridis@capitalpplp.com

Capital Maritime & Trading Corp.
Merete Serck-Hanssen, SVP Finance
+1 (203) 918-0703
m.serckhanssen@capitalmaritime.com

Capital Product Partners L.P.
Unaudited Condensed Consolidated and Predecessor Combined Statements of Income (Notes 1-4)
(In thousands of United States dollars, except number of units and earnings per unit)

	For the three month period ended June 30,		For the six month period ended June 30,
	2008	2007	2008	2007

Revenues	32,036	18,500	59,257	33,460

Expenses:
Voyage expenses	273	278	563	472
Vessel operating expenses - related party	6,259	2,936	11,590	3,566
Vessel operating expenses	540	1,050	3,560	3,833
General and administrative expenses	721	428	1,401	428
Depreciation	5,922	3,092	11,684	5,503
Operating income	18,321	10,716	30,459	19,658
Other income / (expense), net:
Interest expense and finance cost	(5,933)	(1,464)	(11,515)	(4,512)
Loss on interest rate agreements	-	(3,763)	-	(3,763)
Interest income	203	141	466	162
Foreign currency gain/(loss), net	1	(14)	(57)	(18)
Total other (expense), net	(5,729)	(5,100)	(11,106)	(8,131)
Net income	12,592	5,616	19,353	11,527
Less:
Net (income)/loss attributable to predecessor operations
Initial vessels net income	-	(182)	-	(5,328)
M/T Attikos net income	-	(73)	-	(479)
M/T Amore Mio II net income	-	-	(1,525)	-
M/T Aristofanis net (income)/loss	293	(424)	3,029	(783)
Partnership’s net income	$12,885	$4,937	$20,857	$4,937
General Partner’s interest in Partnership’s net income	$631	$99	$434	$99
Limited Partners’ interest in Partnership’s net income	12,254	4,838	20,423	4,838
Net income per:
• Common units (basic and diluted)	$0.50	$0.36	$0.87	$0.36
• Subordinated units (basic and diluted)	0.50	-	0.87	-
• Total units (basic and diluted)	0.50	0.22	0.87	0.22
Weighted-average units outstanding:
• Common units (basic and diluted)	15,855,067	13,512,500	14,739,845	13,512,500
• Subordinated units (basic and diluted)	8,805,522	8,805,522	8,805,522	8,805,522
• Total units (basic and diluted)	24,660,589	22,318,022	23,545,367	22,318,022

Capital Product Partners L.P.
Unaudited Condensed Consolidated and Predecessor Combined Balance Sheets
(Notes 1-4)
(In thousands of United States dollars, except number of units)

	June 30, 2008	December 31, 2007
Assets
Current assets
Cash and cash equivalents	$2,658	$19,919
Short term investment (Note 4)	21,250	-
Trade accounts receivable	3,052	2,600
Due from related parties	-	4,262
Prepayments and other assets	255	410
Inventories	-	320
Derivative instruments	1,320	-
Total current assets	28,535	27,511
Fixed assets
Vessels, net	608,369	525,199
Total fixed assets	608,369	525,199
Other non-current assets
Deferred finance charges, net	2,650	1,031
Restricted investment /cash	4,250	3,250
Total non-current assets	615,269	529,480
Total assets	643,804	$556,991

Liabilities and Partners’ / Stockholders' Equity
Current liabilities
Current portion of long-term debt	$-	$768
Current portion of related party long-term debt	-	5,933
Trade accounts payable	112	1,271
Due to related parties	178	65
Accrued liabilities	770	763
Deferred revenue	632	3,473
Total current liabilities	1,692	12,273
Long-term liabilities
Long-term debt	428,000	281,812
Long-term related party debt	-	62,984
Deferred revenue	933	690
Derivative instruments	15,223	14,051
Total long-term liabilities	444,156	359,537
Total liabilities	445,848	371,810
Commitments and contingencies	-	-
Stockholders’ Equity
Common stock	-	-
Additional paid in capital - Predecessor	-	18,060
Retained earnings – Predecessor	-	5,182
Partners’ Equity
General Partner interest	4,162	3,444
Limited Partners
- Common	124,809	102,130
- Subordinated	79,125	66,653
Accumulated other comprehensive loss	(10,140)	(10,288)
Total partners’ / stockholders’ equity	197,956	185,181
Total liabilities and partners’ / stockholders’ equity	$643,804	$556,991

Capital Product Partners L.P.
Unaudited Condensed Consolidated and Predecessor Combined Statements of Cash Flows
(Notes 1-4)
(In thousands of United States dollars)

	For the six month period ended June 30,
	2008	2007

Cash flows from operating activities:
Net income	$19,353	$11,527
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	11,684	5,503
Amortization of deferred charges	249	34
Loss on interest rate swap agreement	-	3,763
Changes in operating assets and liabilities:
Trade accounts receivable	(1,489)	(2,994)
Insurance claims	-	4
Due from related parties	(235)	(4,785)
Prepayments and other assets	(198)	(288)
Inventories	177	(128)
Trade accounts payable	754	786
Due to related parties	1,307	(1,374)
Accrued liabilities	425	(972)
Deferred revenue	(2,598)	4,733
Dry docking expenses paid	(251)	(15)
Net cash provided by operating activities	29,178	15,794
Cash flows from investing activities:
Vessel acquisitions	(154,354)	(115,065)
Increase of restricted investment / cash	(1,000)	(2,250)
Purchase of short term investment (Note 4)	(21,250)	-
Net cash used in investing activities	(176,604)	(117,315)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	153,500	116,551
Due to related party	60,543	39,311
Payments of long-term debt	(8,080)	(9,333)
Payments of related party debt/financing	(52,463)	(893)
Loan issuance costs	(1,868)	(1,020)
Excess of purchase price over book value of vessels acquired from entity under common control	(2,340)	(18,489)
Dividends paid	(19,125)	(25,000)
Cash balance that was distributed to the previous owner	(2)	(2,251)
Capital contributions by predecessor	-	13,679
Net cash provided by financing activities	130,165	112,555

Net increase/(decrease) in cash and cash equivalents	(17,261)	11,034
Cash and cash equivalents at beginning of period	19,919	1,239
Cash and cash equivalents at end of period	2,658	$12,273

Supplemental Cash Flow information
Cash paid for interest	$8,437	$5,933
Units issued to acquire vessel owning company of M/T Amore Mio II.	$37,739
Units issued to acquire vessel owning company of M/T Aristofanis.	$10,066

Notes

(1) The unaudited condensed consolidated and predecessor combined statements of income and cash flows for the six month period ended June 30, 2008 include the results of operations of M/T Amore Mio II and M/T Aristofanis which were acquired from an entity under common control on March 27, 2008, and April 30, 2008, respectively, as though the transfers had occurred at the beginning of the earliest period presented. The unaudited condensed consolidated and predecessor combined statements of income and cash flows for the six month period ended June 30, 2007 include the results of operations of M/T Attikos and M/T Aristofanis which were acquired from an entity under common control on September 24, 2007 and April 30, 2008 respectively as though the transfer had occurred at the beginning of the earliest period presented. The unaudited condensed consolidated and predecessor combined balance sheet as of December 31, 2007 has been retroactively adjusted to include M/T Amore Mio II and M/T Aristofanis assets, liabilities and owners equity.

 (2) On January 29, 2008 and June 17, 2008 the Partnership acquired from Capital Maritime the shares of the vessel owning company of M/T Alexandros II, and M/T Aristotelis II for a total purchase price of $48,000 each. The vessels have been recorded in the Partnership's financial statements at the amount of $46,954 and $46,706, respectively, which were reflected in Capital Maritime's consolidated financial statements, which differ from the acquisition price by $1,046 and $1,294, respectively. The amount of the purchase price in excess of Capital Maritime's basis of the assets of $2,340 was recognized as a reduction of partners' equity and is presented as a financing activity in the statement of cash flows. M/T Alexandros II and M/T Aristotelis II were delivered to Capital Maritime from the shipyard on January 29, 2008 and June 17, 2008 respectively and on the same date the Partnership acquired the shares of these two vessel owning companies. Both vessel owning companies did not have an operating history, as such, there is no information to retroactively adjust that should be considered. Accordingly the M/T Alexandros II and the M/T Aristotelis II were transferred to the Partnership at historical cost at the dates of transfer to the Partnership. All assets, liabilities and equity other than the relevant vessels, related charter agreements and related permits, which the shipowning companies of the M/T Alexandros II and the M/T Aristotelis had at the time of the transfer, were retained by Capital Maritime.

(3) On March 27, 2008 and April 30, 2008 the Partnership acquired from Capital Maritime the shares of the vessel owning companies of M/T Amore Mio II and M/T Aristofanis for a total consideration of $85,739 and $21,566 respectively. The acquisition of the shares of the vessel owning company of M/T Amore Mio II was funded by $2,000 from available cash, $46,000 through a drawn down from the new credit facility of $350,000, and the remaining amount through the issuance of 2,048,823 common units to Capital Maritime at a price of $18,42 per unit which represents the closing price of the Partnership’s units on March 26, 2008 as quoted on Nasdaq Stock Exchange. The acquisition of the shares of the vessel owning company of M/T Aristofanis was funded by $11,500 through a drawn down from the new credit facility of $350,000, and the remaining amount through the issuance of 501,308 common units to Capital Maritime at a price of $20.08 per unit which represents the closing price of the Partnership’s units on April 29, 2008 as quoted on Nasdaq Stock Exchange. M/T Amore Mio II and M/T Aristofanis have been recorded in the Partnership's financial statements at the amount of $85,146 and $10,831 respectively,  reflecting their historical cost in Capital Maritime's consolidated financial statements, and differ from the acquisition price by $593 and $10,735 respectively. The amounts of the purchase price in excess of Capital Maritime's basis of the M/T Amore Mio II and M/T Aristofanis of $593 and $10,735 respectively were recognized as a reduction of partners' equity. As required by the provision of Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"), the Partnership accounted for the acquisition of the vessel owning companies of M/T Amore Mio II and M/T Aristofanis as a transfer of net assets between entities under common control at Capital Maritime's carrying amounts (historical cost) of the net assets contributed. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred at the beginning of the earliest period presented, and prior years financial statements are retroactively adjusted to furnish comparative information similar to the pooling-of-interest method of accounting.

(4) Short term investment consists of cash time deposit with original maturity of six months.

Capital Product Partners L.P.
Appendix A – Reconciliation of Non-GAAP Financial Measure
(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for non cash items such as depreciation and amortization expense, unearned revenue and unrealized gain and losses. Replacement capital expenditures represent those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, the Partnership's capital assets. Operating Surplus is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership's ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership's performance required by accounting principles generally accepted in the United States. The table below reconciles Operating Surplus to net income.

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three month period ended June 30, 2008

Net income		$12,592

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	6,030
Deferred revenue	217
M/T Aristofanis net income from April 1, 2008 to April 29, 2008	293
M/T Aristofanis depreciation and amortization from April 1, 2008 to April 29, 2008	(53)	6,487
NET CASH PROVIDED BY OPERATING ACTIVITIES		19,079

Replacement Capital Expenditures		(3,411)
OPERATING SURPLUS		15,668
Recommended reserves		(5,285)
AVAILABLE CASH		10,383